Enstar Communications Corporation
April 24, 2003

Telecommunications Management, LLC
Attn: Keith Davidson
110 North Main
Sikeston, MO 63801

Re: Asset Purchase Agreement by and among Telecommunications Management, LLC ("Buyer"), and Enstar Income Program II-2, L.P., a Georgia limited partnership; Enstar Income Program IV-3, L.P., a Georgia limited partnership; Enstar Income Program 1984-1, L.P., a Georgia limited partnership; Enstar Income/Growth Program Six-A, L.P., a Georgia limited partnership; Enstar VII, L.P., a Georgia limited partnership; Enstar VIII, L.P., a South Carolina limited partnership; Enstar X, L.P., a Georgia limited partnership; Enstar XI, L.P., a Georgia limited partnership; Enstar IV/PBD Systems Venture; and Enstar Cable of Cumberland Valley (collectively, "Sellers") dated as of November 8, 2002.

Ladies and Gentlemen:

Reference is hereby made to that certain Asset Purchase Agreement by and among Sellers and Buyer dated as of November 8, 2002 (the "Purchase Agreement"). Capitalized terms used and not otherwise defined in this letter shall have the meanings given to them in the Purchase Agreement.

For and in consideration of the mutual covenants set forth in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sellers and Buyer agree that the Purchase Agreement is hereby amended and supplemented as follows:

    In Section 1.1, the definition of "Deposit Amount" is hereby amended to read in its entirety as follows: "Deposit Amount" means the amount of $500,000 being deposited by Buyer with the Escrow Agent pursuant to the Deposit Escrow Agreement to secure Buyer's performance of its covenants and obligations hereunder. The deposit amount shall be deposited as follows: $100,000 at the time of the completion and presentation to Buyer of the final Schedules and Exhibits to the Asset Purchase Agreement; $250,000 on May 15, 2003; and $150,000 upon Limited Partner approval of transfer of Primary Systems."

    Sellers and Buyer further agree that the Deposit Escrow Agreement attached as Exhibit A to the Asset Purchase Agreement is hereby amended to reflect that Buyer will make the second installment of the deposit in the amount of $250,000 on May 15, 2003.

    In Section 1.1, the definition of "Outside Closing Date" is hereby amended to read as follows: "Outside Closing Date" means September 30, 2003.

Except as herein expressly amended, the Purchase Agreement shall remain in full force and effect in accordance with its terms.

Please indicate your acceptance of the foregoing terms by signing this letter in the space provided below and returning it to the undersigned.

Very truly yours,

Enstar Communications Corporations
By:

As general partner of and on behalf of:
Enstar Income Program II-2, L.P.,
Enstar Income Program IV-3, L.P.,
Enstar Income Program 1984-1, L.P.,
Enstar Income/Growth Program Six-A, L.P.,
Enstar VII, L.P.,
Enstar VIII, L.P.,
Enstar X, L.P.,
Enstar XI, L.P.,
Enstar Income Program IV-1, L.P.
Enstar Income Program IV-2, L.P.

As general partners of and on behalf of:
Enstar IV/PBD Systems Venture
Enstar Income/Growth Program 5A, L.P.
Enstar Income/Growth Program 5B, L.P.

As general partners of and on behalf of:
Enstar Cable of Cumberland Valley

ACCEPTED AND AGREED TO:

Telecommunications Management, LLC
By:

Name:
Title: